June 7, 2000




Dear Stockholder:

     The Delta Woodside Industries, Inc. board of directors has authorized the previously announced plan to spin off the Delta Apparel business to stockholders as a separate publicly held corporation and to spin off the Duck Head Apparel business to stockholders as a separate publicly held corporation. The board declared a 1-for-10 dividend of shares in Delta Apparel, Inc. and a 1-for-10 dividend of shares in Duck Head Apparel Company, Inc. to Delta Woodside Industries, Inc. stockholders, payable June 30, 2000 to holders of record on June 19, 2000.

     The enclosed documents provide information with respect to each of these spin offs.


                                 [Facsimile signature of E. Erwin Maddrey, II]


                                          E. Erwin Maddrey, II
                                          President & Chief Executive Officer